SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003
ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

OTI Contact:	Agency Contacts:
Galit Mendelson	Paul Holm and Matthew Karsh
Director of Corporate Communication, OTI	PortfolioPR
212 421 0333	212 736 9224
galit@otiglobal.com	pholm@portfoliopr.com / mkarsh@portfoliopr.com

OTI EASYFUEL™ PETROLEUM PAYMENT SOLUTION ENTERS EUROPEAN
MARKET: FIRST GAS STATION NETWORK BEING INSTALLED IN SPAIN

EasyFuel Will be Demonstrated at NACS Show in Chicago, October 12-14

Cupertino, CA – October 7, 2003 - On Track Innovations Ltd. (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions, today announced another step in its launch of its “EasyFuel” wireless solution for petroleum payment management and loyalty programs for oil companies, commercial transport and transportation fleets, and private motorists. The first European gas station network will be in Spain, currently being installed in a commercial-transport route going from north to south across the country.

In order to create this network, OTI has partnered with Practic Import S.L., one of the main suppliers of products for gas stations in Spain. Practic Import is a distributor in Spain for numerous companies, and many of Spain’s gas station equipment installers are current customers of Practic Import.

EasyFuel wireless solution represents the next generation of OTI’s Gasoline Management System developed specifically to meet the challenges of the U.S. and European markets, providing easy, quick and cost-effective installations, minimum maintenance and fast turn around at the pump. The EasyFuel system has built-in benefits for oil companies, commercial fleet operators, financial institutions, and private motorists. The oil companies build loyalty with fleet companies via long-term contracts, as well as with private motorists. The OTI solutions are easily integrated into existing hardware and software systems. The system allows for 24-hour non-attendant sales, as well as greater in-store purchases. Fleet companies eliminate non-authorized fueling and receive comprehensive billing and detailed operating information. The financial institutions benefit from new transaction fees and greater cash flows. Retail customers receive 24-hour, fast, cashless service and loyalty program rewards.

Marceli Vidal, Director of Marketing for Practic Import, commented on the partnership with OTI, “We are very pleased to add OTI to the companies we represent and whose products we distribute to gas stations across Spain. We consider OTI and its new EasyFuel petroleum solution of great potential for the present and future. After completing the initial evaluation period of the past few months, we believe that EasyFuel is an extremely innovative and unique solution. Its installation is easy, without any cables, which also eliminates any maintenance required on site. Based on the first installations, we are very satisfied with the performance of the products and believe that we are on our way to a widespread adoption of this product in our market.” Oded Bashan, President and CEO of OTI, commented, “This exciting partnership with Practic Import in Spain represents an important step for our entry into the European market. Practic Import is a well-established and highly regarded key supplier of Spain’s gas station market.”

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Several major oil companies, such as BP, as well as commercial fleet companies, have adopted OTI’s solution for petroleum payment and fleet management in Africa, South America, and Europe. The fleet product has been operating in South Africa via BP under the brand name FuelMaster, and currently includes approximately 500 gas stations and 40,000 vehicles. In 2002, over 26 million gallons (100 million liters) of fuel were dispensed through the FuelMaster System, for which OTI receives a volume-based fee and a monthly management fee for back-office service. The Company expects a total of approximately 45.2 million gallons (170 million liters) of fuel to be dispensed in 2003.

Mr. Bashan concluded, “EasyFuel, like our product solutions for micropayments, parking, mass-transit ticketing, and Smart ID and secure campuses, is another example of how OTI’s technology is improving the way we live and work. We look forward to reporting to you on our future developments and continued progress.”

OTI will be demonstrating both the EasyFuel and Micropayments Solutions at the NACS Show, the largest gathering of convenience and petroleum retailers and suppliers, October 12-14, at McCormick Place in Chicago, booth #5328.

About Practic Import
Practic Import S.L. is a major importer and distributor in Spain of products for gas stations. It is the exclusive distributor in Spain for numerous companies, such as Silea, Environ, and Henriques &Henriques. Many of Spain’s gas station equipment installers — including Fort Instalaciones Petroleras, Disa Red, Roil, Divisoil, I.S.T., Mides, Tecvacal, Talleras Angel Torres, and Petromiralles – are current customers of Practic Import. It is a highly active and visible participant in all petroleum and transportation trade shows and conferences across Spain.

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for micropayments, mass transit ticketing, parking, petroleum payment systems, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard, BP, EDS, First Data Resources, Repsol, the Government of Israel and ICTS. For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements within the meaning of the United States Securities laws, including, but not limited to, statements about OTI’s products and their expected benefits, as well as expectations for their performance and progress. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products, our ability to execute production on orders and the actual dispensing of fuel under systems using OTI products, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.
This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

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